UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pure Storage, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

74624M102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74624M102

1.	Names of Reporting Persons. Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0%

12.	Type of Reporting Person (See Instructions) PN

2

CUSIP No. 74624M102

1.	Names of Reporting Persons. Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,086,932*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,086,932*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,932*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.9%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,524,484*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,524,484*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,524,484*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.6%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

4

CUSIP No. 74624M102

1.	Names of Reporting Persons. Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,508,985*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,508,985*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,985*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.6%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 106,383*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 106,383*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,383*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 157,807*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 157,807*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,807*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.1%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

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CUSIP No. 74624M102

1.	Names of Reporting Persons. Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 485,961*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 485,961*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 485,961*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.2%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

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Item 1.

(a)	Name of Issuer Pure Storage, Inc.

(b)	Address of Issuer’s Principal Executive Offices 650 Castro Street, Suite 400 Mountain View, CA 94041

Item 2.

(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference

(b)	Address of Principal Business Office or, if none, Residence See Appendix A

(c)	Citizenship See Appendix A

(d)	Title of Class of Securities Class A Common Stock

(e)	CUSIP Number 74624M102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 8

(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 8

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote ***

	(ii)	Shared power to vote or to direct the vote ***

	(iii)	Sole power to dispose or to direct the disposition of ***

	(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 8. Messrs. Coxe, White, Bird, Speiser, Dyckerhoff and Pullara are managing directors and members of the management committee of the general partner of Sutter Hill Ventures, a California Limited Partnership, and as such, they share voting and dispositive power over the shares held by Sutter Hill Ventures a California Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

See Appendix A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser, Managing Director of the General Partner

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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APPENDIX A TO SCHEDULE 13G – PURE STORAGE, INC.

	Aggregate Number of Shares Beneficially Owned				% of
Name of Reporting Person	Individual		Aggregate		Total Shares

Sutter Hill Ventures, a California Limited Partnership	0				0%

Tench Coxe	2,086,932	Note 2			0.9%
			2,086,932	Note 1	0.9%

James N. White	1,524,484	Note 3			0.6%
			1,524,484	Note 1	0.6%

Jeffrey W. Bird	1,508,985	Note 4			0.6%
			1,508,985	Note 1	0.6%

Michael L. Speiser	106,383	Note 5			0.0%
			106,383	Note 1	0.0%

Stefan A. Dyckerhoff	157,807	Note 6			0.1%
			157,807	Note 1	0.1%

Samuel J. Pullara III	485,961	Note 7			0.2%
			485,961	Note 1	0.2%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The partnership is organized in California. The individuals are all U.S. citizens with the exception of Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Includes individual shares plus all shares held by Sutter Hill Ventures, a California Limited Partnership of which the reporting person is a managing director and member of the management committee of the general partner.

Note 2:  Comprised of 1,489,266 shares held by a retirement trust for the benefit of the reporting person, 372,166 shares held in a Roth IRA account for the benefit of the reporting person and 225,500 shares held by the spouse of the reporting person.

Note 3: Comprised of 608,342 shares held by The White Revocable Trust of which the reporting person is a trustee, 212,560 shares held by the reporting person’s children, 52,726 shares held by an irrevocable trust for the benefit of the reporting person’s children, 14,420 shares held by the Sierra Trust of which the reporting person is the trustee and 636,436 shares held by RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the general partner.

Note 4: Comprised of 822,182 shares held by the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 3,984 shares held by an irrevocable trust for the benefit of the reporting person’s children and 682,819 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the general partner

Note 5:  Comprised of 40,982 shares held by the Speiser Trust of which the reporting person is a trustee, 15,601 shares of director’s options that are fully vested, 43,800 shares held by a retirement trust for the benefit of the reporting person and 6,000 shares held in a Roth IRA account for the benefit of the reporting person.

Note 6: Comprised of 143,363 shares held by the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee and 14,444 shares held in a Roth IRA account for the benefit of the reporting person.

Note 7: Comprised of 485,961 shares held by The Pullara Revocable Trust of which the reporting person is a trustee.

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